                                                                  |June 26, 2003

                   NOTICE OF 103RD ORDINARY GENERAL MEETING OF
                                  SHAREHOLDERS

Dear Shareholder,

Ricoh Company, Ltd., hereby informs you of the report submitted and resolutions reached at its 103rd ordinary general meeting of shareholders.

REPORT

Management reported on the balance sheets as of March 31, 2003, the statements of income for the year ended March 31, 2003, and the business report. Please refer to the appended report on operations.

RESOLUTIONS

     Agenda 1:                     Approval of the proposed appropriation of
                                   retained earnings for fiscal 2003--Approved as proposed.

     Agenda 2:                     Acquisition of treasury stock--Approved as
                                   proposed.

     Agenda 3:                     Partial change to Articles of
                                   Incorporation--Approved as proposed.
                                   (See the following pages for details of the changes)

     Agenda 4:                     Election of three (3) directors--Approved as
                                   proposed, with the election of Shiroh Kondoh, Kazuo Togashi, and Kazunori Azuma.

     Agenda 5:                     Election of two (2) Corporate
                                   Auditors--Approved as proposed, with the election of Hideyuki Takamatsu and Kenji
                                   Matsuishi.

PAYMENT OF DIVIDENDS

It was resolved at the meeting to pay dividends of Yen 7 per share (Yen 14 for the full fiscal year). Please inspect the enclosed postal remittance notification form. If you specified a bank transfer, we will send you a dividend account form and a remittance form.

                                                    Masamitsu Sakurai, President

                                                             Ricoh Company, Ltd.
                                         3-6, Nakamagome 1-chome, Ohta-ku, Tokyo

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Details of proposed revisions

     Proposed revisions to the Articles of Incorporation are as underlined below:

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           PREVIOUS ARTICLES OF INCORPORATION                           NEW ARTICLES OF INCORPORATION
---------------------------------------------------------------------------------------------------------------------
   (Purpose)                                                 (Purpose)

   Article 3     The Company aims to engage in the           Article 3     The Company aims to engage in the
                 following businesses.                                     following businesses.
   Provisions 1. to 7. omitted.                              Provisions 1. to 7. (unchanged)
   8....all operations that are supplementary or related     8....direct marketing through the Internet, facsimile,
   -                                                         -----------------------------------------------------
   to the above.                                             and telephone, etc.
                                                             ------------------
                                                             9. all operations that are supplementary or related to
                                                             -
                                                             the above.

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   (Total number of shares to be issued; types of share      (Total number of shares to be issued; types of share
   certificates)                                             certificates)
   Article 5     The total number of shares to be            Article 5
                 issued by the Company is one billion                 1.   The total number of shares to be issued
                                          ------------
                 (1,000,000,000). If some shares are                       by the Company is nine hundred and
                 --------------                                                              ----------------
                 cancelled, the number of shares                           ninety-three million (993,000,000). If
                                                                           ---------------------------------
                 cancelled shall be deducted from the                      some shares are cancelled, the number of
                 total number of shares issued. The                        shares cancelled shall be deducted
                 types of share certificates to be issued                  from the total number of shares issued.
                 by the Company shall be decided in                   2.   The types of share certificates to be
                 accordance with Share Handling                            issued by the Company shall be decided
                 Regulations to be established by the                      in accordance with Share Handling
                 Board of Directors.                                       Regulations to be established by the
                                                                           Board of Directors.

---------------------------------------------------------------------------------------------------------------------
   (Number of shares per unit (tan-i))                       (Number of shares per unit (tan-gen)
   Article 6     The number of shares per unit               Article 6
                 (tan-gen) of the Company shall be one                1.   The number of shares per unit (tan-gen)
                 thousand (1,000).                                         of the Company shall be one thousand
                 The Company shall not issue securities                    (1,000).
                 in amounts less than one unit, although              2.   The Company shall not issue securities
                 the Share Handling Regulations will not                   in amounts less than one unit, although
                 necessarily stipulate this.                               the Share Handling Regulations will not
                                                                           necessarily stipulate this.

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   (New)                                                     (Increased purchases of shares in less than one unit)
                                                             ----------------------------------------------------
                                                             Article 7     Under the Share Handling
                                                             --------------------------------------
                                                                           Regulations, the Company can demand
                                                                           -----------------------------------
                                                                           that shareholders, (including de facto
                                                                           --------------------------------------
                                                                           shareholders, the same applies
                                                                           ------------------------------
                                                                           hereinafter) with stakes of less than
                                                                           -------------------------------------
                                                                           one unit in the Company sell their
                                                                           ----------------------------------
                                                                           holdings to transform holdings less
                                                                           -----------------------------------
                                                                           than one unit into one unit.
                                                                           ---------------------------

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

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
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            PREVIOUS ARTICLES OF INCORPORATION               NEW ARTICLES OF INCORPORATION
-------------------------------------------------------------------------------------------------------------------
   (Transfer agent)                                          (Transfer agent)
   Article 7   The Company shall have a transfer agent       Article 8
           -                                                         -
               for the handling of its shares.                         1.    The Company shall have a transfer
               The transfer agent and its place of                           agent for the handling of its
               business shall be decided by resolution                       shares.
               of the Board of Directors and announced                 2.    The transfer agent and its place
               publicly.                                                     of business shall be decided by
               The list of the Company's shareholders                        resolution of the Board of
               (includes the list of de facto                                Directors and announced publicly.
               shareholders; the same applies                          3.    The list of the Company's
               hereinafter) shall be kept at the place                       shareholders (includes the list
               of business of the transfer agent. The                        of de facto shareholders; the
               transfer agent shall be made to handle all                    same applies hereinafter) and
                                                                                                       ---
               the businesses relating to the Company's                      stock lapse register shall be
                                                                             --------------------
               shares, such as the transfer of shares and                    kept at the place of business of
               the purchase of quantities of less than                       the transfer agent. The transfer
               one unit (tan-gen) of shares: the                             agent shall be made to handle all
               Company shall not involve itself in any                       the businesses relating to the
               of the said businesses.                                       Company's shares, such as the
                                                                             transfer of shares and the
                                                                             purchase or increased purchase of
                                                                                      ---------------------
                                                                             quantities of less than one unit
                                                                             (tan-gen) of shares: the Company
                                                                             shall not involve itself in any
                                                                             of the said businesses.

-------------------------------------------------------------------------------------------------------------------
   (Share Handling Regulations)                              (Share Handling Regulations)
   Article 8   The transfer of shares, the purchase of       Article 9       The transfer of shares, lapsed share
           -                                                         -                               ------------
               quantities of less than one unit (tan-gen)                    registration procedures, the purchase
                                                                             -----------------------
               of shares, and any other businesses                           or increased purchase of quantities of
                                                                             ---------------------
               relating to the Company's shares shall be                     less than one unit (tan-gen) of shares,
               handled in accordance with Share                              and any other businesses relating to
               Handling Regulations to be established                        the Company's shares shall be
               by the Board of Directors.                                    handled in accordance with Share
                                                                             Handling Regulations to be
                                                                             established by the Board of Directors.

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

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
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            PREVIOUS ARTICLES OF INCORPORATION                          NEW ARTICLES OF INCORPORATION
-------------------------------------------------------------------------------------------------------------------
   (Basic date)                                               (Basic date)
   Article 9   In each accounting period, the Company         Article 10
           -                                                          --
               shall deem the shareholders that are                 1.    In each accounting period, the
               registered or recorded in the final list of                Company shall deem the shareholders
               shareholders (includes de facto                            that are registered or recorded in the
               shareholders; the same applies                             final list of shareholders (includes de
               hereinafter) to be the shareholders that                   facto shareholders; the same applies
               can exercise their rights at the ordinary                  hereinafter) to be the shareholders that
               general meeting of shareholders for the                    can exercise their rights at the
               accounting period.                                         ordinary general meeting of
               Notwithstanding the preceding                              shareholders for the accounting
               paragraph, the Board of Directors may, if                  period.
               necessary, resolve to deem the                       2.    Notwithstanding the preceding
               shareholders or pledgees that are                          paragraph, the Board of Directors
               registered or announced previously to be                   may, if necessary, resolve to deem the
               the shareholders or recorded in the list of                shareholders or pledgees that are
               shareholders as of a specific date set and                 registered or announced previously to
               announced previously to be the                             be the shareholders or recorded in the
               shareholders or pledgees that can                          list of shareholders as of a specific
               exercise their rights.                                     date set and announced previously to
                                                                          be the shareholders or pledgees that
                                                                          can exercise their rights.

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   (Shareholders' Meeting)                                    (Shareholders' Meeting)
   Article 10  Regular general meetings of shareholders       Article 11
           --                                                         --
               shall be held in June every year, while              1.    Regular general meetings of
               extraordinary shareholder meetings shall                   shareholders shall be held in June
               be held as required. The president shall                   every year, while extraordinary
               convene the annual general meeting of                      shareholder meetings shall be held as
               shareholders in line with a resolution of                  required.
               the Board of Directors. If the president             2.    The president shall convene the
               suffers an accident, other directors will                  annual general meeting of
               convene the gathering in a previously                      shareholders in line with a resolution
               determined rank.                                           of the Board of Directors.
                                                                    3.    If the president suffers an accident,
                                                                          other directors will convene the
                                                                          gathering in a previously determined
                                                                          rank.

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   (Exercise of voting rights by proxy)                       (Exercise of voting rights by proxy)
   Article 11  Any of the shareholders may exercise his       Article 12
           --                                                         --
               voting rights by means of a proxy who is             1.          Any of the shareholders may
               also a shareholder of the Company. The                     exercise his voting rights by means of
               said shareholder or proxy must submit a                    a proxy who is also a shareholder of
               power of attorney to vote to the                           the Company.
               Company.                                             2.          The said shareholder or proxy
                                                                          must submit a power of
                                                                    attorney to vote to the Company.

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   Article 12                                                 Article 13
           --                                                         --
   -- Provisions omitted --                                   (Unchanged)
   ------------------------
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
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            PREVIOUS ARTICLES OF INCORPORATION                          NEW ARTICLES OF INCORPORATION
-------------------------------------------------------------------------------------------------------------------
   Article 13  Method of resolutions                          Article 14  Method of resolutions
           --                                                         --
               Resolutions of the general meeting of              1.           Resolutions of the general
               shareholders shall, except where                        meeting of shareholders shall, except where
               otherwise provided by law or in the                     otherwise provided by law or in the
               Articles of Incorporation, require a                    Articles of Incorporation, require a
               simple majority of shareholders attending               simple majority of shareholders
               to pass.                                                attending to pass.

               (New)

                                                                  2.           Under the special resolutions
                                                                               -----------------------------
                                                                       determined under Article 343 of the
                                                                       -----------------------------------
                                                                       Commercial Code, annual general
                                                                       -------------------------------
                                                                       meetings of shareholders shall require
                                                                       --------------------------------------
                                                                       the attendance of shareholders
                                                                       ------------------------------
                                                                       representing one-third of voting rights
                                                                       ---------------------------------------
                                                                       for a quorum and representing at least
                                                                       ---------------------------------
                                                                       two-thirds to vote on resolutions.
                                                                       -----------------------------------

-------------------------------------------------------------------------------------------------------------------
   Articles 14 and 15                                         Articles 15 and 16
            --     --                                                  ---    --
   -- Provisions omitted --                                   (Unchanged)
-------------------------------------------------------------------------------------------------------------------
   (Election of directors)                                    (Election of directors)
   Article 16  Directors shall be elected at a general        Article 17
           --                                                         --
               meeting of shareholders. Resolution for            1.   Directors shall be elected at a general
               the election mentioned above shall be                   meeting of shareholders.
               adopted by a majority vote of the                  2.   Resolution for the election mentioned
               shareholders present at the meeting who                 above shall be adopted by a majority
               hold voting rights representing not less                vote of the shareholders present at the
               than one-third of the voting rights of all              meeting who hold voting rights
               shareholders. Cumulative voting shall not               representing not less than one-third of
               be used in the election of directors.                   the voting rights of all shareholders.
                                                                  3.           Cumulative voting shall not be
                                                                       used in the election of directors.

-------------------------------------------------------------------------------------------------------------------
   Articles 17 and 18                                         Articles 18 and 19
            --     --                                                  --     --
   -- Provisions omitted --                                   (Unchanged)
-------------------------------------------------------------------------------------------------------------------

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
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            PREVIOUS ARTICLES OF INCORPORATION                        NEW ARTICLES OF INCORPORATION
-------------------------------------------------------------------------------------------------------------------
   (Directors with roles and representative directors)        (Directors with roles and representative
   Article 19  Upon a resolution, the Board of                directors)
           --
               Directors can appoint from among its           Article 20
                                                                      --
               number one chairman, one president,                  1.    Upon a resolution, the Board of
               vice presidents, senior managing                           Directors can appoint from among its
               directors, and managing directors. Upon                    number one chairman, one president,
               a resolution, the Board of Directors shall                 vice presidents, senior managing
               choose the representative directors.                       directors, and managing directors.
                                                                    2.    Upon a resolution, the Board of
                                                                          Directors shall choose the
                                                                          representative directors.

-------------------------------------------------------------------------------------------------------------------
   (Convening meetings of the board of directors,             (Convening meetings of the board of directors,
   chairman of the board, and resolutions)                    chairman of the board, and resolutions)
   Article 20  Except where otherwise determined              Article 21
           --                                                         --
               under the law, the board of directors                1.    Except where otherwise determined
               shall make resolutions on material                         under the law, the board of directors
               matters related to the execution of                        shall make resolutions on material
               operations. The chairman shall convene                     matters related to the execution of
               and chair board gatherings. If the                         operations.
               chairman is absent or has suffered an                2.    The chairman shall convene and chair
               accident, other directors will chair the                   board gatherings. If the chairman is
               gathering according to a previously                        absent or has suffered an accident,
               determined rank. Notification of a board                   other directors will chair the gathering
               meeting to directors and auditors shall be                 according to a previously determined
               three days prior to such a gathering.                      rank.
               However, where all directors and                     3.    Notification of a board meeting to
               auditors otherwise agree the procedures                    directors and auditors shall be three
               for convening such meeting can be                          days prior to such a gathering.
               waived. Board resolutions shall require                    However, where all directors and
               the attendance of half the number of                       auditors otherwise agree the
               board members and a simple majority of                     procedures for convening such
               the votes of those attending.                              meeting can be waived.
                                                                    4.    Board resolutions shall require the
                                                                          attendance of half the number of
                                                                          board members and a simple majority
                                                                          of the votes of those attending.

-------------------------------------------------------------------------------------------------------------------
   Articles 21 and 22                                         Articles 22 and 23
            --     --                                                  --     --
   -- Provisions omitted --                                   (Unchanged)
-------------------------------------------------------------------------------------------------------------------
   (Election of auditors)                                     (Election of auditors)
   Article 23  Auditors shall be elected at a general         Article 24
           --                                                         --
               meeting of shareholders.                             1.    Auditors shall be elected at a general
               Resolution for the election mentioned                      meeting of shareholders.
               above shall be adopted by a majority                 2.    Resolution for the election mentioned
               vote of the shareholders present at the                    above shall be adopted by a majority
               meeting who hold voting rights                             vote of the shareholders present at the
               representing not less than one-third of                    meeting who hold voting rights
               the voting rights of all shareholders.                     representing not less than one-third
                                                                          of the voting rights of all shareholders.

-------------------------------------------------------------------------------------------------------------------

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
-------------------------------------------------------------------------------------------------------------------
            PREVIOUS ARTICLES OF INCORPORATION                          NEW ARTICLES OF INCORPORATION
-------------------------------------------------------------------------------------------------------------------
   (Meetings and resolutions of auditors)                     (Meetings and resolutions of auditors)
   Article 24  Auditors shall be appointed for three          Article 25  Auditors shall be appointed for four
           --                                  -----                  --                                  ----
               years until the date of annual general                     years until the date of annual general
               meeting of shareholders in their final                     meeting of shareholders in their final
               year. However, the term for auditors                       year. However, the term for auditors
               chosen on a supplementary basis shall be                   chosen on a supplementary basis shall
               until the end of the term of the auditors                  be until the end of the term of the
               that they have replaced.                                   auditors that they have replaced.

-------------------------------------------------------------------------------------------------------------------
   Article 25                                                 Article 26
           --                                                         --
   -- Provisions omitted --                                   (Unchanged)
-------------------------------------------------------------------------------------------------------------------
   (Convening meetings of auditors and resolutions)           (Convening meetings of auditors and resolutions)
   Article 26  Except where otherwise determined              Article 27
           --                                                         --
               under the law, auditors shall make                   1.    Except where otherwise determined
               resolutions on matters related to auditing                 under the law, auditors shall make
               policies, operations, and techniques for                   resolutions on matters related to
               assessing the Company's financial assets,                  auditing policies, operations, and
               as well as other areas related to the work                 techniques for assessing the
               of auditors. The board of auditors shall                   Company's financial assets, as well as
               convene gatherings of auditors.                            other areas related to the work of
               Notification of an auditor meeting to                      auditors.
               auditors shall be three days prior to such           2.    The board of auditors shall convene
               a gathering. However, where all auditors                   gatherings of auditors.
               otherwise agree the procedures for                   3.    Notification of an auditor meeting to
               convening such meeting can be waived.                      auditors shall be three days prior to
               Unless otherwise determined under law,                     such a gathering. However, where all
               resolutions shall require the vote of half                 auditors otherwise agree the
               the number of auditors.                                    procedures for convening such
                                                                          meeting can be waived.
                                                                    4.    Unless otherwise determined under
                                                                          law, resolutions shall require the vote
                                                                          of half the number of auditors.

-------------------------------------------------------------------------------------------------------------------
   Articles 27 to 32                                          Articles 28 to 33
   -----------------                                          -----------------
   -- Provisions omitted --                                   (Unchanged)
-------------------------------------------------------------------------------------------------------------------
   (Dividend calculation date)                                This article shall be deleted.
   Article 33  Upon a request for the conversion of
           --  ------------------------------------
               convertible bonds, earnings dividends
               -------------------------------------
               and interim dividends shall be paid from
               ----------------------------------------
               October 1 through March 31 of the
               ---------------------------------
               following year for shareholders of record
               -----------------------------------------
               as of April 1 through September 30. The
               ---------------------------------------
               conversion shall be deemed that of the
               --------------------------------------
               date in which the conversion was
               --------------------------------
               requested.
               ---------

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

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